Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Art Torno
Vice President – Mexico, the Caribbean and Latin America

February 14, 2013

MCLA Employees,

The news you’ve seen today about our merger with US Airways represents a significant moment in the history of our great airline. American has long had the best people in the industry, and this agreement now positions us with the tools we need to reclaim our place as the largest airline in the world, and we plan to create a premier global carrier.

Our team has worked hard to strengthen our airline through the past year, evident through improved operations, fleet renewal efforts, airline modernization and the reveal of our innovative new look. In Mexico, Latin America and the Caribbean, we’ve strengthened our partnership with LAN and TAM. We’ve announced service from Dallas/Fort Worth to Lima, Peru and Bogota, Colombia; and from Miami to Pointe-a-Pitre, Guadeloupe; Fort-de-France, Martinique; Curitiba and Porto Alegre, Brazil. We’ve also launched the first 777-300ER with the new American brand to Sao Paulo, Brazil. All of our restructuring efforts have helped lay the foundation for bringing us here today so that we can move forward and reclaim industry leadership.

We’re already industry leaders throughout Mexico, the Caribbean and Latin America, thanks in large part to the hard work and dedication of our people, and our new network will strengthen that position. We’ll be in a better position to compete and win against Delta, United and other global carriers, which means long-term stability and career growth for our people. Belonging to an airline that boasts an expanded network and wider customer base means more opportunity for each of you.

Keep in mind, a change of this magnitude requires time and effort, and you won’t see a lot of significant changes in the near-term. We will be seeking U.S. regulatory and US Airways shareholder approval of the merger, and Bankruptcy Court approval of our Plan of Reorganization, and expect the merger to be officially closed in the third quarter of 2013. Until then, we will continue to operate as two separate carriers.

As we progress through the full integration process, which could easily take years to complete after the merger closes, rest assured we will take into account the unique labor and legal frameworks of each country.

I hope you share my excitement about this news. I’m sure you have questions about the process ahead and exactly what this means for each of you. We’ll do our best to keep you connected every step of the way, and I encourage you to utilize the new Jetnet, where you can find information and updates on the new American.

The success of the new American is contingent on keeping our customers satisfied, so I thank you for maintaining your focus on your colleagues and customers throughout this transition. And more importantly, thank you for the commitment you’ve shown to our airline. You’ve helped create a bright future for all of us, and I’m looking forward to watching it unfold with you.

Sincerely,

901 Ponce de Leon Boulevard, Suite 800 Coral Gables, FL 33134 art.torno@aa.com

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.

901 Ponce de Leon Boulevard, Suite 800 Coral Gables, FL 33134 art.torno@aa.com